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SEC
Mail Processing
Section
MAR 0 2017
Washington DC

SEC FILE NUMBER
8-47572

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd
(No. and Street)

Green Bay	WI	54313
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Meier (920) 662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

111 S Pfingesten Road	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of February 28, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Wisconsin
County of Brown

Signed before me on February 28, 2017
By Connie L. Tilot
Connie L. Tilot
Notary Public
My commission expires 5-22-2020

Connie L. Tilot
Notary Public Connie L. Tilot

Signature

Director of Finance and Operations
Title

CONNIE L. TILOT NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Packerland Brokerage Services, Inc.**

We have audited the accompanying statement of financial condition of Packerland Brokerage Services, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Packerland Brokerage Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Packerland Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
February 28, 2017

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	1,035,305
Clearing deposits		65,432
Concessions receivable		944,447
Representatives receivable		21,884
Prepaid expenses		228,455
Property and equipment, net of accumulated depreciation of $297,971		68,962
Deferred tax asset, net		57,277
Investment in affiliate		93,534
TOTAL ASSETS	**$**	**2,515,296**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	823,652
Accounts payable		34,497
Advanced representatives collections		435,643
Accrued wages and payroll taxes		118,209
Income taxes payable		16,716
Long-term debt		75,100
Other liabilities		50,000
TOTAL LIABILITIES		1,553,817
COMMITMENT AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 720,000 shares authorized; 679,760 shares issued and 293,340 shares outstanding		165,590
Additional paid-in-capital		477,069
Treasury stock at cost, 386,420 shares		(1,088,633)
Retained earnings		1,407,453
TOTAL STOCKHOLDERS' EQUITY		961,479
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**2,515,296**

The accompanying notes are an integral part of these financial statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Concessions	$ 13,254,125
Trading	3,062,881
Life insurance proceeds	102,975
Other	761,855
TOTAL REVENUES	17,181,836
EXPENSES	
Commissions expense	14,551,465
Payroll and payroll related expense	1,498,402
Other	1,001,887
TOTAL EXPENSES	17,051,754
NET INCOME BEFORE INCOME TAXES	130,082
PROVISION FOR INCOME TAXES	17,354
NET INCOME	**$ 112,728**

The accompanying notes are an integral part of these financial statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2016	$ 165,590	$ 409,028	$ (871,121)	$ 1,294,725	$ 998,222
Net income	-	-	-	112,728	112,728
Stock-based compensation	-	65,213	-	-	65,213
Proceeds from sale of 2,580 treasury shares	-	2,828	7,492	-	10,320
Purchase of 56,251 treasury shares	-	-	(225,004)	-	(225,004)
Balance, December 31, 2016	**$ 165,590**	**$ 477,069**	**$ (1,088,633)**	**$ 1,407,453**	**$ 961,479**

The accompanying notes are an integral part of these financial statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	112,728
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Depreciation		37,103
Income from equity method investment, affiliate		(45,725)
Provision for deferred taxes		(49,504)
Clearing account changes		(14)
Stock-based compensation		65,213
Changes in operating assets and liabilities:		
(Increase) decrease in assets		
Concessions receivable		(678,073)
Representative receivable		44,887
Prepaid expenses		12,631
Refundable income taxes		118,559
Increase (decrease) in liabilities		
Commissions payable		598,663
Accounts payable		21,619
Advanced representative collections		26,797
Accrued wages and payroll taxes		29,155
Income taxes payable		16,716
NET CASH PROVIDED BY OPERATING ACTIVITIES		310,755
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(11,724)
Distributions received from investee, affiliate		45,250
NET CASH PROVIDED BY INVESTING ACTIVITIES		33,526
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on long-term debt		(72,883)
Purchase of treasury shares		(225,004)
Proceeds from sale of treasury shares		10,320
NET CASH (USED IN) FINANCING ACTIVITIES		(287,567)
NET INCREASE IN CASH		56,714
CASH AT BEGINNING OF YEAR		978,591
CASH AT END OF YEAR	**$**	**1,035,305**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	3,443
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

PACKERLAND BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – Significant Accounting Policies

Nature of Operations – Packerland Brokerage Services, Inc. (the "Company") is a Wisconsin corporation formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition – The Company's primary source of revenue is fees and commissions recognized in the period earned from the sale of variable annuities, mutual funds, trail and/or 12b-1 fees, investment advisory fees or other nonrelated selling agreements. Commissions and related clearing expenses for equity transactions are recorded on a trade-date basis.

Clearing Deposit – In accordance with an agreement with its clearing broker, Hilltop Securities, Inc. (Hilltop), the Company is required to maintain a minimum cash deposit with Hilltop in the amount of $35,000. The Company is dependent on Hilltop for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The Company has $65,432 on deposit with Hilltop as of December 31, 2016.

Concessions Receivable – The Company's concessions receivable at December 31, 2016 consists of commissions due from various insurance and mutual fund companies. At December 31, 2016, approximately 89% of these commissions are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant. The Company closely monitors outstanding concessions receivable. When receivables are determined to be uncollectible, the Company reverses both the receivable and payable.

Property and Equipment – Property and equipment that is capitalized is stated at cost. Depreciation is computed by using straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the year ended December 31, 2016 was $37,103.

Deferred Income Taxes – Deferred income taxes are provided for with respect to timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, advance representative collections, prepaid expenses, and stock-based compensation. For tax purposes, depreciation expense is reported using accelerated methods.

NOTE 1 – Significant Accounting Policies – continued

Income Taxes – U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine examinations by tax authorities; however, there are currently no audits for any tax periods in process. The Company is no longer subject to examination by tax authorities for periods before 2013. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Rule 15c3-1 also requires that minimum net capital, as defined, be equal to the greater of $50,000 of 6 2/3% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $512,312 and required net capital of $103,588. At December 31, 2016, the ratio of aggregate indebtedness to net capital was 3.03 to 1.

NOTE 3 – Provision for Income Taxes

The components of the income tax provision (benefit) are as follows for the year ended December 31, 2016:

Current income tax expense:	
Federal	$ 55,233
State	11,625
Total current	66,858
Deferred income tax expense (benefit):	
Federal	(38,051)
State	(11,453)
Total deferred	(49,504)
Provision for income taxes	$ 17,354

NOTE 3 – Provision for Income Taxes – continued

The net deferred tax assets and liabilities included in the financial statements include the following amounts at December 31, 2016:

Deferred tax asset relating to:		
Advance representative renewals and E&O collections	$	139,199
Other		16,000
Deferred tax liabilities relating to:		
Depreciation of property and equipment		(18,379)
Vesting of stock awards		(13,133)
Prepaid expenses related to advance collections		(66,410)
Net Deferred Tax Asset	**$**	**57,277**

NOTE 4 – Stock-Based Compensation

In 2012 and 2013, the Company granted 90,600 and 67,000 restricted shares, respectively, to its officers and shareholders vesting over five years. Fair value was determined by the Company's "Fair Market Value Business Valuation" performed by an independent valuation firm. Stock-based compensation expense recognized for the year ended December 31, 2016 is $65,213, and is included in payroll expense. At December 31, 2016, total unamortized stock-based compensation cost related to non-vested restricted stock is $41,040, which is expected to be recognized in 2017.

The following share activity occurred during the year ended December 31, 2016:

Non-vested, January 1, 2016	105,300
Granted	0
Vested	(32,820)
Forfeited	(12,520)
Non-Vested, December 31, 2016	**59,960**

NOTE 5 – Retirement Plans

The Company provides a Simplified Employee Pension Plan with a salary reduction option for its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation. The Company matches dollar for dollar each employee's contributions up to the lesser of $18,000 or 3% of gross salary. The Company contributed $27,173 to the plan during the year ended December 31, 2016.

NOTE 6 – Related Party Transactions

Investment – The Company has a net investment of $93,534 and is a fifty percent (50%) owner in Packerland Building, LLC. The Company uses the equity method to account for this investment.

Leases – The Company entered into a lease agreement for its Green Bay office space with Packerland Building, LLC on September 1, 2012 for two years at an annual rate of $106,817, with 3% annual increases. On September 1, 2014, the lease was renewed for three years at an annual rate of $110,021, with 2.5% annual increases. Lease payments for the year ended December 31, 2016 were $113,711. The Company is also responsible for all utilities. The Company has an option to renew the lease for three years at the end of the lease term.

At December 31, 2016, future minimum lease payments amounted to $77,061 for the year ending December 31, 2017.

Long-Term Debt – On December 26, 2012, the Company purchased 131,840 shares of its common stock from its Board Chairman at $3.14 per share for a total price of $413,978. Per the stock redemption agreement, the Company paid $60,000 on the date of purchase with the remaining balance being financed through a five year promissory note, bearing an interest rate of 3%. Future principal payments as of December 31, 2016 amounted to $75,100 for the year ending December 31, 2017.

NOTE 7 – Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, Hilltop, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. At December 31, 2016, there were uninsured balances of $903,544.

NOTE 8 – Commitments and Contingencies

The Company has retained legal counsel regarding unresolved arbitrations. An unfavorable outcome in these arbitrations could result in material damages. The Company has denied any and all liability for any loss incurred by the plaintiffs and is vigorously defending the claims.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

NOTE 9 – Regulatory Exams

From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. Although no examinations were underway at year end, in certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals. As of December 31, 2016, the Company has made no accruals relating to potential negative or adverse regulatory action, as no such actions are probable or estimable.

SUPPLEMENTAL INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Stockholders' equity	$	961,479
Deductions:		
Unallowable receivable		(939)
Property and equipment, net		(68,962)
Investment in affiliate		(93,534)
Other assets		(285,732)
Total deductions		(449,167)
Net Capital		512,312
Minimum required net capital (greater of $50,000 or 6 2/3% of Aggregate Indebtedness)		103,588
Capital in excess of minimum requirement	**$**	**408,724**
Ratio of aggregate indebtedness to net capital		**3.03**
AGGREGATE INDEBTEDNESS		
Commissions payable	$	823,652
Accounts payable		34,497
Advanced representative collections		435,643
Accrued wages and payroll taxes		118,209
Income taxes payable		16,716
Long-term debt		75,100
Other liabilities		50,000
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1,553,817**

Note: There are no material differences between the preceding computation and the Company's corresponding originally unaudited Part II Form X-17A-5 as of December 31, 2016.

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2016

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2016

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Packerland Brokerage Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Packerland Brokerage Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Packerland Brokerage Services, Inc. stated that Packerland Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Packerland Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Packerland Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 28, 2017

PACKERLAND
BROKERAGE SERVICES
PROMOTING INDEPENDENCE. EMPOWERING INDEPENDENTS.

PACKERLAND BROKERAGE SERVICES
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 28, 2017

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(d):

- PACKERLAND BROKERAGE SERVICES is a broker/dealer registered with the SEC and FINRA
- PACKERLAND BROKERAGE SERVICES claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2016.
- PACKERLAND BROKERAGE SERVICES is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- PACKERLAND BROKERAGE SERVICES has met the identified exemption provisions throughout the most recent fiscal year.
- PACKERLAND BROKERAGE SERVICES has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2016

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed:______________
Name: John Meier, Director of Finance and Operations

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Packerland Brokerage Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Packerland Brokerage Services, Inc., and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of [Broker Dealer Name] (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Packerland Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting that the Company failed to deduct "Other Income" items on Line 2c.(8) totaling $172,573;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, except as noted above in #3.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, IL
February 28, 2017